Prospectus Supplement No. 3	Filed Pursuant to Rule 424(b)(3) Registration No. 333-190679

Community Financial Shares, Inc.
Up to 1,622,100 Shares of Common Stock

This prospectus supplement relates to the offer and sale from time to time of up to 1,622,100 shares of common stock of Community Financial Shares, Inc., a Maryland corporation (the “Company”), by the selling stockholders named in the prospectus (the “Prospectus”) included in Registration Statement No. 333-190679.  You should read this prospectus supplement in conjunction with the Prospectus, and this prospectus supplement is qualified in its entirety by reference to the Prospectus, except to the extent that the information contained in this prospectus supplement supersedes or supplements the information contained in the Prospectus.

This prospectus supplement includes information to update the selling shareholders table in the prospectus to reflect certain transfers of our common stock and our voting Series C Convertible Noncumulative Perpetual Preferred Stock (the “Series C Preferred Stock”) beneficially owned by one of the selling shareholders identified therein.

Investing in our common stock involves risks, including the possible loss of principal.  See “Risk Factors” beginning on page 9 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 19, 2013.

SELLING SHAREHOLDERS

The following information is provided to update the selling shareholders table in the prospectus to reflect the transfer of shares of our common stock and Series C Preferred Stock by one of the selling shareholders.  Specifically, on December 11, 2013, Clinton Magnolia Master Fund, Ltd. transferred 315,500 shares of common stock and 5,960 shares of Series C Preferred Stock to Clinton Special Opportunities Master Fund Ltd.  The prospectus supplement relates to the resale of the 315,500 shares of common stock, and the 59,600 shares of common stock underlying the 5,960 shares of Series C Preferred Stock, transferred to Clinton Special Opportunities Master Fund Ltd.

The selling shareholders may sell all, some or none of the shares, no estimate can be given as to the amount of shares that will be held by the selling shareholders upon termination of this offering.  For purposes of the table below, we have assumed that no shares will be held by the selling shareholders at such time.  While it is assumed that Clinton Special Opportunities Master Fund Ltd. will hold no shares upon termination of this offering, after such time Clinton Group Inc. will continue to beneficially own 9.9% of the Company’s outstanding common stock through its other affiliates.

Name and Address of Selling Shareholder	Number of Shares of Common Stock Beneficially Owned Prior to the Offering	Percentage of Common Stock Beneficially Owned Prior to the Offering (1)	Number of Shares of Common Stock Being Offered (2)	Number of Shares of Common Stock Beneficially Owned Following the Offering (3)	Percentage of Common Stock Owned Following the Offering (3)
Clinton Special Opportunities Master Fund Ltd. c/o Clinton Group, Inc. 601 Lexington Avenue, 51st Floor New York, New York 10022	375,100 (4)	3.5%	1,160,600	0	0.0%
Ithan Creek Investors USB, LLC c/o Wellington Management Company, LLP 280 Congress Street Boston, Massachusetts 02210	1,150,035 (5)	9.9%	461,500	1,184,702	9.9%
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(1)
Based on 10,781,988 shares of common stock outstanding as of December 11, 2013, plus  all shares of common stock issuable to the shareholder upon the conversion of shares of  Series C Preferred Stock currently held by the shareholder, to the extent that such conversion is not prohibited by the blocker provisions applicable to the Series C Preferred Stock.  For purposes of this calculation, it is assumed that no other shareholders have converted any shares of Series C Preferred Stock.

(2)
Includes all shares of common stock issued to a Selling Shareholder, and all shares issuable to a Selling Shareholder upon the conversion of shares of Series C Preferred Stock and Series D Preferred Stock purchased by the Selling Shareholder, in connection with the Second Closing and the September 2013 private placement offering, regardless of the blocker provisions contained in the Series C Preferred Stock and Series D Preferred Stock.

(3)
Because the Selling Shareholders may sell all, some or none of the Shares, no estimate can be given as to the amount of Shares that will be held by the Selling Shareholders upon termination of this offering. For purposes of this table, we have assumed that no Shares will be held by the Selling Shareholders upon termination of this offering.  Percentage ownership following the offering is based on 10,781,988 shares of common stock outstanding as of December 11, 2013, plus any shares of common stock held by, or issuable to, the Selling Shareholder following the offering that are not covered by this prospectus.

(4)
Includes 315,500 shares of common stock and 59,600 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock (assuming no conversion by SBAV LP (an affiliate of Clinton Special Opportunities Master Fund Ltd. of any shares of Series C Preferred Stock).  Excludes 785,000 shares of common stock issuable upon the conversion of Series D Preferred Stock because of the Series D Preferred Stock conversion blocker.  Without the Series D Preferred Stock conversion blocker, the Selling Shareholder would be deemed to beneficially own 1,160,600 shares of common stock.  Clinton Group, Inc. (“CGI”), by virtue of being the investment manager of Clinton Special Opportunities Master Fund Ltd., has the power to vote or direct the voting and to dispose or direct the disposition of, all of the Shares beneficially owned by Clinton Special Opportunities Master Fund Ltd.  George Hall, as the President of CGI, is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Clinton Special Opportunities Master Fund Ltd.  and CGI have voting power or dispositive power. Accordingly, Clinton Special Opportunities Master Fund Ltd.  CGI and Mr. Hall are deemed to have shared voting and shared dispositive power with respect to all of the Company’s securities beneficially owned by Clinton Special Opportunities Master Fund Ltd..  CGI and Mr. Hall disclaim beneficial ownership of any and all such securities in excess of their actual pecuniary interest therein.

(5)
Includes 315,500 shares of common stock and 834,535 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock. Excludes (i) 732,165 shares of common stock issuable upon conversion of shares of Series C Preferred Stock and (ii) 592,200 shares of common stock issuable upon conversion of shares of Series D Preferred Stock because of the Series C Preferred Stock and Series D Preferred Stock conversion blockers.  Without the Series C Preferred Stock and Series D Preferred Stock conversion blockers, the  Selling Shareholder would be deemed to beneficially own 2,474,400 shares of common stock.  Ithan Creek Investors USB, LLC may be deemed to be an affiliate of a registered broker-dealer.  Ithan Creek Investors USB, LLC has represented that they acquired their securities in the ordinary course of business and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.